Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 10, 2025

May 5, 2025

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2025 Annual General Meeting of Shareholders, or the Meeting, of Magic Software Enterprises Ltd., referred to as Magic Software, the Company, we, us, or our (and similar terms), to be held at 2:00 p.m. (Israel time) on Tuesday, June 10, 2025, at our offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, shareholders will be asked to approve the following proposals, as further detailed in the attached proxy statement:

1. To re-elect Mr. Guy Bernstein, nominee to the Company’s Board of Directors, or the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

2. To re-elect Ms. Naamit Salomon, nominee to the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until her earlier resignation, replacement or removal;

3. To re-elect Mr. Avi Zakay, nominee to the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

4. To re-elect Mr. Sami Totah, an independent director and nominee to the Board, to serve as a director on the Board of Directors until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

5. To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law) on the Board for a one-year term;

6. To re-elect Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) on the Board for a one-year term;

7. To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix our accounting firm’s compensation; and

8. To approve an updated Compensation Policy for our directors and officers.

In addition to the foregoing proposals, our auditor’s report and consolidated financial statements for the year ended December 31, 2024 will be reviewed and discussed at the Meeting. That matter will not involve a vote of our shareholders.

Shareholders of record at the close of business on Monday, May 5, 2025 are entitled to notice of and to vote at the Meeting.

Approval of each proposal to be presented at the Meeting requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes).

Under the Israeli Companies Law, the approval of each of Proposals 5, 6 and 8 is also subject to satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law as a “personal interest”) (other than, in the case of each of Proposals 5 and 6, a conflict of interest not derived from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, Formula Systems (1985) Ltd. would be deemed a “controlling shareholder” of the Company under the Israeli Companies Law.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

If you are a shareholder of record, you can vote either by completing and mailing in your proxy card in the enclosed envelope or by attending the Meeting and voting in person. If voting by mail, the proxy must be received by our transfer agent by 11:59 p.m. Eastern time on Monday June 9, 2025, or at our registered office at least six hours prior to the time of the Meeting (i.e., 8:00 a.m., Israel time on Tuesday, June 10, 2025) to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used.

If your ordinary shares are held beneficially, in “street name” (i.e., shares that are held through a bank, broker or other nominee on the Nasdaq Global Select Market in the United States), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions is set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical voting instruction form, beneficial shareholders may provide voting instructions online (at www.proxyvote.com), as indicated on the enclosed voting instruction form. Beneficial owners who hold their ordinary shares through members of the Tel Aviv Stock Exchange, or TASE, in Israel may vote their shares (i) in person at the Meeting, by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, (ii) by sending such a certificate along with a duly executed proxy to the Company at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, or via email to: aberenstein@magicsoftware.com, or (iii) electronically, via the electronic voting system of the Israel Securities Authority.

Detailed proxy voting instructions are provided both in the proxy statement for the Meeting and on the enclosed proxy card or voting instruction form.

In accordance with the Israeli Companies Law and the regulations thereunder, any shareholder of the Company holding (i) at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, or (ii) holding at least 5% of the voting rights of the Company for the Meeting may submit to the Company a proposed director candidate to be considered for election at the Meeting. Any such request should be sent to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@magicsoftware.com, no later than Monday, May 12, 2025. To the extent that there are any additional agenda items or director candidates that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Monday, May 19, 2025, to be furnished to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K.

By order of the Board,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

MAGIC SOFTWARE ENTERPRISES LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9305

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Magic Software Enterprises Ltd., referred to as Magic Software, the Company, our company, we, or us (and similar terms), to be voted at the 2025 Annual General Meeting of Shareholders of Magic Software, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2025 Annual General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Tuesday, June 10, 2025, at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of 2025 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being distributed to shareholders on or about May 12, 2025.

Purposes of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:

1. To re-elect Mr. Guy Bernstein, nominee to the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

2. To re-elect Ms. Naamit Salomon, nominee to the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until her earlier resignation, replacement or removal;

3. To re-elect Mr. Avi Zakay, nominee to the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

4. To re-elect Mr. Sami Totah, an independent director, to serve as a director of the Company until the next annual general meeting of shareholders of the Company or until his earlier resignation, replacement or removal;

5. To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law) on the Board for a one-year term;

6. To re-elect Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) on the Board for a one-year term; and

7. To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix our accounting firm’s compensation; and

8. To approve an updated Compensation Policy for our directors and officers.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2024 will be reviewed and discussed at the Meeting. That matter will not involve a vote of our shareholders.

Recommendation of the Board

Our Board unanimously recommends a vote FOR re-election of each of the nominees listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.1 per share, or ordinary shares, as of the close of business on Monday, May 5, 2025 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of May 1, 2025, there were 49,099,305 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. Please bring some form of valid identification. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”) on the Nasdaq Global Select Market, or Nasdaq, in the United States, you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or other nominee authorizing you to do so, as well as a statement from the nominee showing your beneficial ownership of ordinary shares. If you hold your ordinary shares beneficially through a member of the Tel Aviv Stock Exchange, or TASE, in Israel and wish to vote your shares in person at the Meeting, you will need to present a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares,

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by completing, signing and submitting the enclosed voting instruction form to your broker, bank, trustee or nominee in accordance with the directions provided to you. If you submit a proxy card or voting instruction form but do not vote or provide voting instructions, your shares will be voted “FOR” each of the proposals at the Meeting.

●	Voting Electronically. Shareholders in “street name” whose shares are held through members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than Tuesday, June 10, 2025 at 8:00 a.m. Israeli time (six hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares. Shareholders holding in “street name” on Nasdaq should be able to provide voting instructions online at www.proxyvote.com by using the control number and following the directions provided to them by their broker, bank, trustee or other nominee.

If you are a registered shareholder and are voting via a proxy card, the proxy card must be received either by our transfer agent by 11:59 pm Eastern time on Monday, June 9, 2025 or by our company at our registered office in Israel at least six hours prior to the designated time for the Meeting (that is, by 8:00 a.m. (Israel time) on Tuesday, June 10, 2025) in order for your ordinary shares to be validly included in the tally of shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name” on Nasdaq, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held through a member of the TASE, you may change your vote in the same manner in which you originally submitted it until Tuesday, June 10, 2025 at 8:00 a.m. Israeli time (six hours before the Meeting time).

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least 25% of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders represented in person or by proxy, will constitute a quorum. The notice accompanying this Proxy Statement shall serve as notice of such reconvened meeting if no quorum is present at the original date and time; no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, a broker non-vote occurs when voting instructions have been provided by a beneficial holder to his, her or its broker with respect to certain proposals but not with respect to other proposal(s) and the broker lacks discretionary voting power to vote such shares with respect to those other proposal(s) because such proposals are not considered “routine” proposals.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In addition, approval of each of Proposals 5, 6, and 8 requires satisfaction of one of the following additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law as a “personal interest”) (other than, in the case of each of Proposals 5 and 6, a conflict of interest not derived from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Israeli Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its chief executive officer.

For purposes of the above special voting requirements, to the best of our knowledge, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 46.71% of our issued and outstanding ordinary shares, would be deemed a “controlling shareholder” of the Company under the Israeli Companies Law.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposals 5, 6 and 8, and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

Under the Israeli Companies Law, any shareholder participating in the vote on Proposals 5, 6 or 8 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 5, 6 or 8, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 5, 6 or 8 (as applicable). In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, you will be deemed to be confirming to our company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 5, 6 and/or 8 (as applicable), and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal(s).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 5, 6 or 8, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, with respect to the relevant proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the relevant proposal(s). If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 5, 6 and/or 8 (as applicable), but will not be counted towards or against the special majority required for approval of that/those proposal(s).

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems that it presently intends to vote for all of the nominees for director and in favor of each of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results of the votes on the proposals at the Meeting in a Report of Foreign Private Issuer on Form 6-K, or Form 6-K, furnished to the SEC promptly following the Meeting. You may obtain a copy of that Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov, through the Tel-Aviv Stock Exchange filing system at www.tase.co.il, or through the Israeli Securities Authority filing system at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 31, 2025 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,933,809	46.71%
Harel Insurance Investments & Financial Services Ltd. (4)	5,656,178	11.52%
Clal Insurance Enterprises Holdings Ltd (5)	3,420,060	6.97%
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Avi Zakay	—	—
Arik Kilman	—	—
Arik Faingold	—	—
Yakov Tsaroya	2,500	*
Hanan Shahaf	—	—
Yuval Baruch	—	—
All directors and executive officers as a group (12 persons)	190,725	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to ordinary shares. Ordinary shares underlying options or restricted share units (RSUs) currently exercisable/vesting or exercisable or vesting within 60 days of March 31, 2025 are deemed beneficially owned by the relevant holder of those options or RSUs and are deemed outstanding for computing the percentage beneficial ownership of the person holding such options or RSUs but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 ordinary shares issued and outstanding as of March 31, 2025.

(3)	Based on Amendment No. 19 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,958,154 ordinary shares, representing 25.82% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	The beneficial ownership presented herein is based on written notification received by our company from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 2, 2025. Harel Insurance is a publicly held Israeli corporation. All the 5,656,178 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	The beneficial ownership presented herein is based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 1, 2025. Clal is a publicly held Israeli corporation. All 3,420,060 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE

AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2024, or the 2024 Form 20-F, will contain information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, the year ended December 31, 2024. Item 6.C of our 2024 Form 20-F will contain additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2024 Form 20-F— which we incorporate by reference herein— to obtain additional information.

PROPOSALS 1, 2 AND 3

RE-ELECTION OF ORDINARY DIRECTORS

Background

Our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by our annual general meeting of shareholders, but in any case not less than three and no more than 11 directors. Our Board is currently composed of four ordinary/non-external directors, and two external directors.

Pursuant to our articles of association, our directors who are not external directors are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders following the annual meeting at which they were elected. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our Board may temporarily fill vacancies on the Board until the next annual general meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the Nasdaq Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are nominated by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

At the Meeting, shareholders are being asked to elect four directors who are not external directors (three incumbent directors proposed for re-election under Proposals 1, 2 and 3, and another, independent incumbent director under Proposal 4), to hold office until our next annual general meeting of shareholders. All of the nominees for re-election pursuant to Proposals 1, 2, 3, consisting of Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay, are current directors who were elected to serve in such capacity by our shareholders at our 2024 Annual and Special General Meeting of Shareholders held on July 31, 2024.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (57) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our Board from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst& Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management Academic Studies and is a certified public accountant (CPA) in Israel.

Naamit Salomon (59) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (46) has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see the section above titled “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of these nominees, if elected, would be unable or unwilling to serve as a director.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposals 1, 2 and 3, respectively:

“RESOLVED, that the re-election of Mr. Guy Bernstein as a director of the Company, to serve until our next annual general meeting of shareholders, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Ms. Naamit Salomon as a director of the Company, to serve until our next annual general meeting of shareholders, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Mr. Avi Zakay as a director of the Company, to serve until our next annual general meeting of shareholders, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of the nominees named above as an ordinary director.

PROPOSAL 4

RE-ELECTION OF INDEPENDENT DIRECTOR

Background

As described in the “Background” to Proposals 1, 2 and 3, our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by a general meeting of shareholders, but in any case not less than three and no more than 11 directors.

Besides the three ordinary directors who have been nominated by the Board for re-election pursuant to Proposals 1 through 3, Mr. Sami Totah, who was elected as an “independent director” by our shareholders at our 2024 annual and special general meeting of shareholders held on July 31, 2024, has been nominated by the Board for re-election in that same capacity at the Meeting. In the period of time leading up to the date of this Proxy Statement, our Board once again confirmed that Mr. Totah qualifies as a “non-affiliated” director, as defined under the Israeli Companies Law, and as an “independent director” under the Nasdaq Listing Rules.

At the Meeting, shareholders are being asked to re-elect Mr. Sami Totah pursuant to this Proposal 4, to hold office until our next annual general meeting of shareholders.

As required by Israeli law, Mr. Sami Totah has declared in writing that: (i) he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, he is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declaration is available for review at our registered office.

If re-elected at the Meeting, we will pay Mr. Sami Totah compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law.

Biographical information for Mr. Totah is set forth immediately below:

Sami Totah (68) has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, for the last 15 years. He is a seasoned executive with over 25 years of international management leadership in the IT industry. He has extensive knowledge and execution experience in overseeing very large IT projects, and has built an extensive global network with customers, partners, investors and executives. From 2002 to 2008, he served as an active chairman in several leading startup companies, defining long-term strategy and assisting in company scale-up. He has served as a board member in ECtel (NASDAQ: ECTX) and Pilat Media (AIM: PGB). Mr. Totah formerly served as Senior Vice President of Operations (COO) at Amdocs (NYSE:DOX), Israel’s largest software company.

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to Proposal 4:

“RESOLVED, that the re-election of Mr. Sami Totah as an independent director of the Company, to serve until our next annual general meeting of shareholders, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect Mr. Sami Totah as an independent director.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Mr. Sami Totah as an independent director.

PROPOSAL 5

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” and that have a controlling shareholder” (such as our company, for which Formula Systems is deemed a controlling shareholder) are required to appoint at least two external directors who meet the qualification requirements in the Israeli Companies Law.

The Israeli Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Israeli Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Israeli Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

According to the Israeli Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either: (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Israeli Companies Law with respect to affiliations of external director nominee; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of up to an additional three years per term, in each case, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The current terms of each of our two existing external directors—Mr. Ron Ettlinger and Mr. Sagi Schliesser—will expire at the Meeting. As previously approved at our annual general meeting held in May 2024, Mr. Ettlinger’s third three-year term, which had expired prior to that meeting, was extended for an additional one-year period, which now expires at the Meeting. Mr. Schliesser’s third three-year term will expire at the Meeting in accordance with its original schedule. In keeping with the above-described leniency applicable to a company whose shares are traded in the United States, each of our audit committee and our Board has determined, during the period preceding the calling of the Meeting, that, in light of Mr. Ettlinger’s and Mr. Schliesser’s expertise and significant contributions to the work of our Board and its committees, their reelection for an additional one-year period is beneficial to the Company.

More particularly, our audit committee and Board (in each case, without the participation of Mr. Ettlinger and Mr. Schliesser) have determined that both Mr. Ettlinger and Mr. Schliesser have shown over the course of their three previous terms of three years each a deep understanding of our business in each of its spheres, including: (i) software services and Information Technologies, or IT, outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; and (iv) cloud-based services for end to end digital transformation. Mr. Ettlinger and Mr. Schliesser are both familiar with the goals and challenges that we face in our target markets. The Board expressed the view that Mr. Ettlinger and Mr. Schliesser have furthermore been solid contributors to the dynamics within the Board and its committees, successfully filling the role of external directors in oversight of our management team in an independent, value-adding manner. Each of the audit committee and the Board believes that an additional term of one year is an appropriate duration of time to commit to Mr. Ettlinger’s and Mr. Schliesser’s continued service on the Board and its committees at the current stage of their service, after prior service of ten and nine years total, respectively.

In addition to noting the foregoing considerations, each of the audit committee and the Board has furthermore expressed the view that in light of the current prospective merger transaction (announced by the Company in March 2025) whereby the Company may potentially merge into Matrix I.T. (TASE: MTRX), Israel’s leading IT services company, it is important to maintain continuity among the independent and external directors of the Company. In particular, the prospective transaction would be deemed a transaction with our controlling shareholder, Formula Systems, under the Israeli Companies Law, thereby necessitating special approvals by the audit committee, the independent members of the Board, and our shareholders. In light of the ongoing process of the negotiation of that transaction, our audit committee and Board have concluded that any change to the identity of our independent and external directors at this stage of the process would unnecessarily disrupt and delay the consideration of that transaction by the Board’s independent members.

Given the above conclusions of the audit committee and the Board, the Board has nominated Mr. Ron Ettlinger and Mr. Sagi Schliesser for re-election for an additional one-year term, until our next annual general meeting of shareholders.

Biographical information for Mr. Ettlinger and Mr. Schliesser is set forth below:

Ron Ettlinger (57), has served as an external director of our company since December 2014 and is a member of the audit and compensation committees of our Board. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in Business, with a major in finance and marketing from the Tel-Aviv College of Management.

Sagi Schliesser (52) has served as an external director of our company since November 2015 and is a member of our audit committee. Mr. Schliesser has been the co-founder and chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens International Corporation (NASDAQ and TASE: SPNS), managing Sapiens Technologies. Previously Mr. Schliesser served for seven years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc. degree with honors in Computer Science and Psychology from Tel Aviv University, as well as a Master’s degree in Computer Science from the Interdisciplinary Center in Herzliya and an M.B.A. degree with honors in Business Psychology from Hamaslool Ha’akademi Shel Hamichlala Leminhal.

If re-elected, both Mr. Ettlinger and Mr. Schliesser will continue to serve on the audit and compensation committees of the Board, as required under the Israeli Companies Law for an external director.

Subject to the re-election of Mr. Ettlinger and Mr. Schliesser as external directors, they will continue to be entitled to cash compensation in accordance with the regulations under the Israeli Companies Law.

The Company has received a statement from each of Mr. Ettlinger and Mr. Schliesser in which he declares that he meets all of the requirements applicable to external directors as set forth in the Israeli Companies Law. The Board has also determined that each of Mr. Ettlinger and Mr. Schliesser satisfies the requirements to be considered an independent director under the Nasdaq Listing Rules.

Proposed Resolutions

We are proposing to adopt the following resolutions pursuant to Proposals 5 and 6, respectively, at the Meeting:

“RESOLVED, that Mr. Ron Ettlinger be, and hereby is, re-elected as an External Director of the Company for a one-year term, until the Company’s 2026 annual general meeting of shareholders, in accordance with the requirements of the Israeli Companies Law.”

“RESOLVED, that Mr. Sagi Schliesser be, and hereby is, re-elected as an External Director of the Company for a one-year term, until the Company’s 2026 annual general meeting of shareholders, in accordance with the requirements of the Israeli Companies Law.”

Required Vote

The vote required for approval of each of Proposals 5 and 6 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, re-election of an external director requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest, referred to under the Israeli Companies Law as a “personal interest” (except for a personal interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Please see “Majority Vote Standard” above in this Proxy Statement for an explanation as to the definitions of “controlling shareholder” and “personal interest” under the Israeli Companies Law.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder possesses a “personal interest” (except for a personal interest that does not arise from a relationship with a controlling shareholder) in the approval of Proposals 5 and 6, or is a controlling shareholder. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, you will be deemed to be confirming to our company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 5 and/or 6 (as applicable), and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of each such proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 5 or 6, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, with respect to the relevant proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on the relevant proposal(s). If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 5 and/or 6 (as applicable), but will not be counted towards or against the special majority required for approval of that/those proposal(s).

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Ron Ettlinger and Mr. Sagi Schliesser as an external director of the Company for an additional one-year term pursuant to Proposals 5 and 6, respectively.

PROPOSAL 7

RE-APPOINTMENT OF INDEPENDENT AUDITOR AND APPROVAL OF ITS ANNUAL REMUNERATION

Background

Under the Israeli Companies Law, a company’s independent auditor is responsible for auditing, and giving an opinion on, the company’s annual financial statements. The Israeli Companies Law states that the independent auditor must be appointed by the shareholders at a general meeting of shareholders. Usually, at each annual general meeting of shareholders, the shareholders vote whether to re-appoint the auditor to audit the annual financial statements and to serve for a term that extends until the following annual general meeting.

At the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, which we refer to as BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our audit committee and Board.

BDO Israel was initially appointed by our shareholders as our independent auditor at our annual and special general meeting of shareholders held on July 31, 2024. BDO Israel has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

Our audit committee and Board believe that BDO Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. BDO Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders.

In accordance with applicable law and our articles of association, our Board has delegated to our audit committee the authority to determine the remuneration of BDO Israel based on the volume and nature of its services. At the Meeting, our shareholders will be asked to authorize the Board and, based on that delegation, the audit committee, to determine that remuneration in accordance with the volume and nature of BDO Israel’s services.

Auditor Fees in Last Two Fiscal Years

We paid the following fees for professional services rendered by our previous independent auditor, Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as EY Israel), which was our independent registered public accounting firm until July 31, 2024 and for the year ended December 31, 2023, respectively:

	Year Ended December 31,
	2023	2024
	(US dollars)
Services Rendered
Audit (1)	$629,000	$27,000
Tax and other (2)	$210,000	$99,000
Total	$839,000	$126,000

(1)	The audit fees for the years ended December 31, 2023 and 2024 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Magic Software and its subsidiaries; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the years ended December 31, 2023, and 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

We also paid the following fees for professional services rendered by BDO Israel to the Company for the year ended December 31, 2024:

Year Ended December 31,
2024
(US dollars)
Services Rendered
Audit (1)	$527,000
Total	$527,000

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Magic Software and its subsidiaries.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, as the independent auditor of Magic Software for the year ending December 31, 2025 and the additional period until the next annual general meeting of shareholders of Magic Software be, and hereby is, approved, and the Board (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board) be, and hereby is, authorized to fix the remuneration of such independent auditor in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the re-appointment of BDO Israel as our independent auditor and the authorization of the Board and/or the audit committee to fix BDO Israel’s remuneration.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the re-appointment of BDO Israel as our independent auditor for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, as well as the authorization of the Board and/or the audit committee to fix its remuneration, pursuant to Proposal 7.

PROPOSAL 8

APPROVAL OF UPDATED COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under the Israeli Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. In general, all office holders’ (as defined in the “Background” to Proposals 5 and 6) terms of compensation— including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability— must comply with a company’s compensation policy, or else be approved by a special majority of a company’s shareholders.

In addition, even if complying with the terms of the then-current compensation policy, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company by a special majority), in that order.

The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder’s position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our most recently adopted compensation policy was approved by our 2020 annual general meeting of shareholders held on February 25, 2021, in accordance with the provisions of Section 267A(c) of the Israeli Companies Law.

Our Board of Directors has approved, following the recommendation of the compensation committee of the Board, an updated version of our Compensation Policy for Executive Officers and Directors, or the Compensation Policy, which is attached in marked form—marked against our most recent compensation policy— to this Proxy Statement as Exhibit A.

In approving the Compensation Policy, our compensation committee and Board considered various factors, including, among others, the factors set forth in the Israeli Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

At the Meeting, shareholders will be asked to approve the Compensation Policy, in the form attached to this Proxy Statement as Exhibit A.

Proposed Resolution

At the Meeting, the following resolution is proposed to be adopted pursuant to Proposal 8:

“RESOLVED, that the Compensation Policy attached as Exhibit A to the Company’s Proxy Statement for the 2025 Annual General Meeting of Shareholders of the Company, be, and hereby is, approved and adopted.”

Vote Required

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that one of the following two additional conditions is met:

(i)	at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the Meeting vote in favor of the approval of the Compensation Policy; or

(ii)	the total number of shares among the shareholders described in clause (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Please see “Majority Vote Standard” above in this Proxy Statement for an explanation as to the definitions of “controlling shareholder” and “personal interest” under the Israeli Companies Law.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder possesses a “personal interest” in the approval of Proposal 8 or is a controlling shareholder. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, you will be deemed to be confirming to our company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 8, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of this proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 8, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via the electronic voting system of the Israel Securities Authority, with respect to this proposal, and you should instead contact our Chief Financial Officer, Mr. Asaf Berenstin, at aberenstein@magicsoftware.com, who will instruct you how to submit your vote or voting instructions on this proposal. If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 8, but will not be counted towards or against the special majority required for approval of this proposal.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the approval of the Company’s Compensation Policy, in the form attached as Exhibit A to the Proxy Statement for the Meeting, pursuant to Proposal 8 at the Meeting.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2024 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The 2024 Form 20-F, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2024, which will be filed with the SEC prior to the date of the Meeting, will be available on our website at www.magicsoftware.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Dated: May 5, 2025

Exhibit A

Magic Software Enterprises Ltd.

Compensation Policy for Office Holders

A.	Background and Basic Principles for the Compensation Policy

1.	Introduction

1.1	The purpose of the Compensation Policy is to define, describe and specify Magic Software Enterprises Ltd.’s (“Magic” or the “Company”) overall compensation strategy for the Company’s “Office Holders”, as defined in the Companies Law (as defined below~~,~~) (collectively, the “Office Holders~~”)~~”), and to provide guidelines for setting compensation of ~~its~~the Company’s Office Holders. The terms of the Compensation Policy of the Company and its approval are subject to the provisions of Section 267A of the Companies Law - 1999 (the “Companies Law”).

1.2	The adoption of this Compensation Policy does not and will not entitle any Office Holder of the Company to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder and specifically approved by the authorized corporate organs of the Company, i.e., the CEO, the Compensation Committee, the Board of Directors and/or the General Meeting of Shareholders, as applicable (the “Authorized Corporate Organs~~”.)~~”).

1.3	In case of an Office Holder receiving compensation that is lower than the compensation that may be provided under this policy, this shall not be deemed to be a deviation or an exception from this Compensation Policy, and such terms of employment will not require the approval of the General Meeting of Shareholders (which may be required with respect to approval of terms that deviate from this Compensation Policy).

1.4	In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

2.	The Adoption of the Compensation Policy; Approval of Particular Compensation and ~~changes thereto~~Changes Thereto:

2.1	This Compensation Policy has been approved by the Compensation Committee ~~of the Board of Directors of the Company on January 12, 2021~~on and by the Company’s ~~board~~Board of ~~directors~~Directors on ~~January 12, 2021~~May 5, 2025 and by the general meeting of the Company’s shareholders on ~~February 25, 2021~~[________] and it shall replace the Compensation Policy for Office Holders approved by the ~~Compensation Committee of the Board of Directors of the Company and by the Board of Directors~~general meeting of the shareholders of the Company on ~~January 17, 2018 for the first time and on February 28, 2018 after it was rejected by the General Meeting of the Shareholders of the Company held on February 28, 2018~~February 25, 2021, subject to the provisions of Section 267A(c) of the Companies Law.

2.2	The provisions and implementation of this Compensation Policy are subject to Magic’s Articles of Association and any applicable law in any territory in which Magic operates and that affects the provisions of this Compensation Policy. The Compensation Policy constitutes Magic’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders. The Compensation Policy may be ratified from time to time in accordance with the dates stipulated in Section 267A(d) of the Companies Law.

2.3	Without limiting the foregoing, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and monitor its implementation, and may recommend to the Board and shareholders to amend the Compensation Policy as ~~it deems~~they deem necessary from time to time.

~~2.4~~	~~The provisions and implementation of this Compensation Policy shall apply to any compensation determined after the date of approval of the Compensation Policy by the General Meeting of Shareholders. Existing agreements with Office Holders signed before the date of approval of this Compensation Policy will be reviewed from time to time and, should it be found that they differ materially from the provisions of this Compensation Policy, the Company will examine the possibility of amending them in accordance with the circumstances of the matter.~~

~~2.5~~

2.4	Office Holders of the Company will be entitled to the compensation components detailed in this Compensation Policy only after the granting thereof is duly approved by the Authorized Corporate Organs in accordance with any applicable law.

3.	Principles of the Compensation Policy and its Purposes

3.1	Magic’s goals in setting the Compensation Policy for the Office Holders are to attract, motivate and retain highly experienced personnel who will contribute to Magic’s growth and success in the future and enhance shareholder value.

3.2	The Compensation Policy is designed to offer Office Holders a compensation package that is competitive with other companies in our industry and to preserve talented personnel in senior management positions in the Company, while taking into consideration market data of peer companies.

4.	Components of Office Holder Compensation

The compensation of an Office Holder may include any of the following components:

4.1	Fixed Cash Compensation (the “Fixed Cash Compensation Component”)-

4.1.1	Fixed Cash Compensation (or base salary) - the Fixed Cash Compensation Component is intended to compensate the Office Holder for the time he or she invests in executing his or her current duties and tasks in the Company.

4.1.2	In exceptional circumstances - fixed payment for a fixed period and conditional on continued employment, for the retention of the Office Holder.

4.1.3	Various additional related benefits and perquisites - these additional related benefits and perquisites, arising in part from the provisions of the law (for example, provisions for social welfare benefits such as pension fund and life and disability insurance, vacation days, sick leave, convalescence pay, etc.), in part are customary to office holders in similar positions (for example, contributions to an education fund) and in part are intended to compensate the employee for expenses incurred by him or her in fulfilling such duties (for example, car expenses, mobile phone, parking, subscriptions to relevant literature, certain membership fees, travel expenses per diem etc.).

4.2	Variable Compensation Component - this component is intended to create a link between the performance of the Company and the performance of its Office Holders.

4.2.1	Variable Cash Compensation Component - this component for ~~office holders~~Office Holders other than directors is aimed to compensate and incentivize ~~the~~an Office Holder for his or her achievements and his or her contribution for obtaining the goals of the Company and its work program during the course of the period for which it is paid. The Variable Cash Compensation Component may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Component”). The Company believes that the weight of this component out of the overall compensation package of ~~the~~an Office Holder should be substantive so that it clearly links between the performance of the Office Holder and his or her contribution ~~to the Company~~ to the performance of the Company, in a manner that will allow him or her to benefit from the financial success of the Company in the long term, and vice versa.

4.2.2	Equity Based Compensation Component – this component is aimed to align compensation of the Office Holders with the long term goals of Magic and with creating and increasing shareholder value (as reflected in the market price of the Company’s shares, which are traded on both the Tel Aviv Stock Exchange and ~~the~~ NASDAQ).This compensation creates a uniformity of interests between the shareholders of the Company and its Office Holders, assists in retaining Office Holders holding key positions in the Company and in maintaining their motivation, and constitutes a useful risk management tool for the Company.

5.	Office Holders of the Company

5.1	This ~~compensation~~Compensation Policy shall apply to the Company’s “Office Holders” as such term is defined by the Companies Law.

6.	The Ratio between the Variable Components and the Fixed Components

6.1	At the time of the approval of the compensation of the Office Holders, the Authorized Corporate Organs of the Company will examine, among other factors, the entire compensation package in order to guarantee that the various components create the correct balance of benefits for the relevant Office Holder.

6.2	The weight of the variable components (the Variable Cash Compensation Component and the Equity Based Compensation Component) (the “Variable Components”) out of the total compensation amount which is to be granted for any year will not be greater than 2/3 (or 67%)[1] (two thirds or sixty-seven percent) for each Office Holder and may vary from one Office Holder to the other.

7.	~~Ratio between the Terms of Tenure and~~ Employment of the Office ~~Holder~~Holders and ~~the Salaries of other~~Their Relationship to Other Company Employees

7.1	In setting the terms of the Compensation Policy, the Company aims to compensate its Office Holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them. The Compensation Committee and the Board have examined the ratio between the terms of service and employment of Office Holders and the average and median cost of employment of the other Company employees and contractors~~. As of the date of the approval of the Compensation Policy, the Average and Median ratios are as follows:~~ and finds the ratio appropriate and reasonable, taking into account each of the following factors:

(i)	the gap between the responsibility and contribution of Office Holders to the Company’s results ~~to those of~~ , on the one hand, and the corresponding responsibility and contribution of other employees of the Company, on the other hand;

(ii)	the nature of the Company, and its size, value, and scale of activity in ~~the~~ various fields~~,~~ ;

(iii)	the fact that the Office Holders, insofar as quantities are concerned, represent a small part of the total work force of the Company group~~,~~ ;

(iv)	the mixture of manpower and ~~its~~ the Company’s field of activity; and ~~that it~~

(v)	the ratio does not adversely impact labor relations within the Company. an

B.	Fixed Cash Compensation

8.	Guidelines for Determining the Fixed Cash Compensation Component, its Examination and Updating

8.1	The Fixed Cash Compensation Component will vary among Office Holders and will be individually determined according to ~~the~~an Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of ~~the office holder’s~~an Office Holder’s education, skills, expertise, professional experience, and achievements.

8.1	The Fixed Cash Compensation Component will vary among Office Holders and will be individually determined according to an Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of an Office Holder’s education, skills, expertise, professional experience, and achievements.

8.2	The fixed fee, in terms of the gross salary of the Office Holders ~~in the Company~~, will not be greater than the amounts detailed below:[2]

Rank	Maximum[3]
CEO		~~NIS150~~NIS160,000
CEO or President of a Substantive Subsidiary in Israel, Division Manger		~~NIS120~~NIS125,000
~~CFO, Senior Vice President~~		~~NIS80,000~~
Other Officeholders		~~NIS75~~NIS100,000
CEO of a Substantive Subsidiary Overseas	$	~~35~~40,000

8.3	Without derogating from Section 8.2 above, the Company may determine a link between the fee of an Office Holder and the increase in the consumer price index per each financial quarter.

1	With respect to the CEO, the weight of the Variable Components may reach approximately ~~75~~80% (eighty percent) of the total compensation amount.
2	The following detailed amounts do not include the additional fringe benefits detailed in Section 9 below and do not include payments for Office Holders which are subject to the continued engagement as detailed in Section 10 below. In the event that the services of ~~the~~an Office Holder are provided via a personal management or service company and not as an employee of Magic, the fees paid to such personal management or service company will reflect, to the extent determined by Magic in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.
3	The amounts shall be linked to the Israeli Consumer Price Index, as published by the Israeli Central Bureau of Statistics from time to time or by any other official Israeli governmental authority. The basis CPI linkage shall be based on the known CPI as of ~~July~~May 1,~~2014~~2025.

9.	Fringe Benefits

9.1	Office Holders of the Company are entitled to social welfare conditions and benefits in accordance with applicable law and to various additional related benefits and perquisites, which are customary ~~to~~for office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, education fund, sick leave, vacation, disability insurance, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

9.2	Furthermore, Office Holders of the Company may be entitled to further fringe benefits as is acceptable ~~in~~at the Company and ~~in~~at similar companies in the ~~marketplace~~Company’s industry, including car expense, telephone, communications and computing, relevant literature (newspapers), certain membership fees etc., provided that the total fringe benefits in excess of those granted in accordance with applicable law is not greater than 20% (twenty percent) of the Fixed Cash Compensation Component.

10.	Payment to an Office Holder Conditional on Continued Tenure

In exceptional circumstances, in order to preserve the continued employment of an Office Holder ~~in~~at the Company, an Office Holder may be entitled, in addition to his or her salary, to an amount of up to NIS 500,000 per annum for a limited period of time, which payment shall be conditional on the continued employment of such Office Holder ~~in~~at the Company. This payment is subject to the approval of the relevant corporate organs of the Company and will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder, as provided under Section 11.3 below.

C.	Annual Grant

11.	Guidelines for Determining the Variable Cash Compensation Component, Threshold Conditions, Installments, Setoff and Cap

11.1	Threshold - unless stipulated otherwise in this policy, the grant of Variable Cash Compensation, as detailed in Section 11.3 below, with respect to any calendar year is subject to Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation relates, an EBITDA (or net income, as applicable) which is no less than 75% of 110% of the EBITDA (or net income, as applicable) for the preceding calendar year. “EBITDA” (or net income, as applicable) means the EBITDA (or net income, as applicable) calculated based on the audited financial statements for the respective calendar year of Magic, a Magic subsidiary, or a Magic division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

11.2	Long ~~Tern~~Term Spreading – the entitlement to the Variable Cash Compensation as detailed in Section 12 below will be examined over a period of ~~3 (~~three (3) consecutive years, such that an Office Holder shall not be ~~entitle~~entitled to 20% (twenty percent) of his or her Annual Variable Compensation if the average EBITDA in such three (3 ~~years~~) year period is lower than the Normative Profit.

11.3	Maximum value for the annual Variable Cash Compensation Component - the annual monetary grant to be paid to an Office Holder will not exceed an amount equal to 150% (one hundred and fifty percent) of the fixed component of that Office Holder, except for the Company’s CEO or for extraordinary events in which such grant will not exceed an amount equal to 200% (two hundred percent) of the fixed component of that Office Holder.

12.	Indices for Determining the Annual Variable Cash Compensation

12.1	Annual Variable Cash Compensation to the Company’s CEO

12.1.1	The Company’s CEO may be entitled to an annual Variable Cash Compensation Component in an amount equivalent up to 3.3% (three and three-tenths of a percent) of the annual net income attributable to the Company’s shareholders, as shall be published in the Company’s consolidated and audited annual financial statements (the “Net Annual Income”). The Compensation Committee and the Board of Directors of the Company may, in calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting ~~aspect~~impact (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

12.1.2	Payment of an annual Variable Cash Compensation Component as stipulated in Section 12.1.1 shall be subject to the terms of Section 11 above, including the threshold conditions and the maximum amount set forth therein.

12.2	Annual Variable Cash Compensation to Other Office Holders

12.2.1	Subject to the provision for determining the annual Variable Cash Compensation Component set forth in Section 11 above, including the threshold conditions and the maximum amount and long term spreading set forth therein, the Company’s other Office Holders ~~which are not mentioned in Section 12.1 above,~~(other than the CEO), may be entitled to an annual Variable Cash Compensation Component which will be determined in advance within the framework of an annual variable cash compensation scheme whilst a specific percentage thereof will be determined in accordance with one of the following, all in accordance with the duties of the Office Holder and the discretion of the relevant Authorized Corporate Organs:

(i)	compliance of the Office Holder with the combination of personal targets, Company goals and over-achievement; and/or

(ii)	~~as~~ a certain percentage of the EBITDA of the division or the employment unit to which the Office Holder belongs; and/or ~~as a~~

(iii)	~~as~~ a certain percentage of the net profit of the Company. ~~All~~

Each of the foregoing shall be determined ~~in~~as part of the annual variable cash compensation scheme in accordance with the discretion of the relevant organs of the Company.

12.2.2	The Company’s CEO shall have discretion to reduce the annual Variable Cash Compensation Component detailed in Section 12.2.1.

12.3	Discretional Grant to Office Holders ~~Subordinated~~Subordinate to the CEO

Subject to the provisions determining the annual Variable Cash Compensation Component grant set forth in Section 11 above:

12.3.1	The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual Variable Cash Compensation Component, or instead of the annual Variable Cash Compensation Component, an Office Holder who is ~~subordinated~~subordinate to the CEO will be entitled to a discretionary grant (for example following: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board).

12.3.2	As part of the variable component for an Office Holder who is subordinate to the CEO, the Company’s CEO may approve, for every calendar grant year, a discretionary grant, which will not be greater than 6 (six) monthly salaries of the Office Holder. The said grant will be reported to the Compensation Committee promptly after the approval by the CEO.

13.	Reduction of Grant Amounts at the Discretion of the Company’s Board of Directors

The Compensation Committee and the Board of Directors may reduce the annual Variable Cash Compensation Component of an Office Holder in exceptional circumstances, considering the business and financial condition of the Company and the duties of the Office Holder, and for reasons which shall be recorded by them.

14.	Return of Annual Grant Amounts in Case of a Restatement of the Financial Statements

14.1	Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the two-year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

Notwithstanding the foregoing, where the required amount for repayment from the annual grant is less than 10% (ten percent) of the amount of the grant for that year, the Office Holder will not be required to repay it.

14.2	Notwithstanding the above, a restatement due to a change in applicable law, regulations or accounting rules that become applicable after the date of the publication of the financial statements of the Company for that year will not be deemed a restatement for which the foregoing return of grant amounts shall apply.

14.3	The provisions of this Section 14 shall be subject to the terms of a separate “clawback” policy adopted by the Company as required under the rules of the U.S. Securities and Exchange Commission that are applicable to the Company. In the case of any contradiction between the two, the provisions of that separate clawback policy shall govern.

D.	Equity Based Compensation Component

15.	The Purpose of the Capital Compensation Mechanism

15.1	As part of the overall compensation package of an Office Holder, the Company may offer an Equity Based compensation Component with the purpose of providing an incentive for an Office Holder to continue to contribute to the success of the Company in the future, success which is expected to be expressed, inter alia, in the long-term business results of the Company and in its share price, and by advancing the best interests of the Company to generate profits in the long term.

15.2	The Equity Based Compensation Component is intended to create an incentive for the continued employment in the long term of talented, experienced, and capable Office Holders.

15.3	The Office Holders may be entitled to Equity Based Compensation Component in the form of options to purchase shares of the Company, which options may be conditional on performance, as well as other securities permitted under Magic’s equity incentive plans, as in effect from time to time, including, restricted share units and restricted stock.

16.	Details of the Capital Compensation Mechanism

16.1	The Equity Based Compensation Component will be granted to an Office Holder considering, inter alia, the duties and areas of responsibility of the Office Holder in the Company.

16.2	As a rule, the Equity Based Compensation Component will mature over the overall period which will in any event not be less than 3 (three) years. The conditions to exercising any part or all Equity Based Compensation Component upon each vesting period shall include the Company or division to which such Officer Holder belongs, meeting the Normative Profit targets, as shall be published in the Company’s consolidated and audited annual financial statements, all subject to the terms and conditions as set by the Company as of the date of grant (“Performance-Based Component”).

16.3	As provided in section 15.3, the Equity Based Compensation Component may be in the form of options to purchase shares of the Company (the “Options”) or other securities. The exercise price of the Options will not be less than the average price of the Company’s shares on the applicable stock exchanges on the 30 (thirty) days period preceding the day of grant of such Options.

17.	Maximum value of Equity Based Compensation Component

17.1	No Equity ~~based~~Based Compensation component maximum economic value has been determined at the time of its realization because there is a difficulty in determining the maximum value of the equity benefit at this date, inter alia, for the following reasons:

17.1.1	The determination of such maximum value is contrary to the rationale underlying the basis for granting the Equity Based Compensation Component, which is the solution of the problem of the representation between the management and the shareholders and the uniformity of the interests of the management with the shareholders.

17.1.2	Significant technical difficulties exist with respect to determining a maximum economic value for the income arising to the Office Holder from the future sale of the Company’s shares, especially with respect to a sale that is to be carried out many years after the granting of the Equity Based Compensation Component, including when the Office Holder sells shares after his or her employment with the Company has terminated. One of the purposes of the Compensation Policy is to incentivize the holding of the shares for a long period, a purpose which may be missed due to technical difficulties if the said ceiling is determined.

18.	Acceleration of Vesting Dates and Realization of the Capital Compensation

18.1	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may extend the expiry date of Equity Based Compensation Component units.

18.2	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may provide instructions in connection with the vesting period, including the acceleration of the vesting period of the Equity Based Compensation Component units of the Office Holders under special circumstances.

19.	Non-Material Change to Terms of Tenure of an Office Holder

Notwithstanding anything to the contrary set forth in this Compensation Policy, the Company’s CEO may approve a non-material change of the terms of tenure and employment of an Office Holder subordinate to him, provided that such change is in accordance with this Compensation Policy and its scope is not greater than 5% (five percent) of the compensation amount of the Office Holder. A non-material change that has been approved by the said CEO, will be reported to the compensation committee promptly after its approval by the CEO.

E.	Retirement Arrangements

20.	Principles for Determining Retirement Arrangements

An Office Holder shall be entitled to retirement payments owing to him pursuant to applicable law (such as severance pay compensation).

21.	Prior Notice and Adjustment Period

21.1	An Office Holder will be entitled to a prior notice period of 6 (six) months. During the prior notice period, the Office Holder will be required to continue to fulfill his duties, unless the Company decides that he will not continue to fulfill his duties in effect, and the Office Holder will be entitled to a continuation of all the conditions of his tenure and employment, during the prior notice period, without change.

21.2	The Authorized Corporate Organs may, under special circumstances, approve for an Office Holder an adjustment period that together with the prior notice period will not be greater than 12 (twelve) months , subject to noncompetition. During the adjustment period, the Office Holder will be entitled to a fixed fee and fringe benefits only.

21.3	In determining the adjustment period of an Office Holder, the Company may take into consideration the following considerations, fully or partially: the period of tenure or employment of the Office Holder, terms of tenure and employment during this period, performance of the Company during the said period, the contribution of the Office Holder to obtaining the Company’s goals and for the earning of its profits and the circumstances of the retirement.

F.	Compensation of Directors

22.	External directors and directors who are not employed by the Company shall be entitled to compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) including a fixed annual amount and an amount for participation in meetings where their fee shall not be greater than the maximum fee permitted in these regulations.

23.	The directors of the Company may be entitled to an Equity Based Compensation in accordance with Chapter D of this Compensation Policy and subject to approval of the competent organs.

G.	Indemnification and Insurance

24.	An Office Holder (including a director) is entitled, in addition to a compensation package pursuant to this Compensation Policy, and subject to the approval or consent of the Authorized Corporate Organs, to insurance coverage with respect to such Office Holder’s liability and to indemnification arrangements, all subject to applicable law.

25.	The engagement in connection with the liability insurance of the Office Holder will be determined in accordance with the market conditions and in such a way so that it will not materially influence the profitability, assets or liabilities of the Company.

25.1	The total cover amount for an Office Holder under an insurance policy will not be greater than ~~60~~80 million US Dollars.

~~25.2~~	~~The total annual premium will not be greater than 2,000,000 US Dollars.~~

26.	The amount of compensation which the Company shall pay (in addition to the amounts which shall be received from the insurance company, if received under the insurance procured by the Company) for every Office Holder, accumulatively, will not be greater than 25% of the equity of the Company in accordance with the latest financial statements in effect as of the date of the actual payment of the indemnification.

27.	An Office Holder of the Company (including a director of the Company), may be entitled to receive an exemption letter from the Company, in accordance with the provisions of the Companies Law and the Company’s Articles of Association, provided that the exemption letter indicated that the exemption does not apply to any resolution or transaction which involves a personal interest of the controlling shareholder or any other Office Holder of the Company (even if the interested party is different from the one receiving the exemption).